November 2 , 2007

VIA EDGAR AND FACSIMILE (202) 772-9210
Division of Corporate Finance
Mail Stop 6010
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Tom Jones

Re:           eMagin Corp. (the “Company”)
Amendment No. 1 to
Registration Statement on Form S-1 (“Form S-1”)
Filed July 25, 2007
File No. 333-144865

Dear Mr. Jones:

On behalf of the Company, we are responding to comments contained in the Staff letter, dated August 21, 2007, addressed to Dr. Park, the Company’s Interim Chief Executive Officer, with respect to the Company’s filing of Form S-1.

The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter. In view of the Comments and the Company’s responses set forth below, the Company has amended the registration statement accordingly. Where applicable, the revised pages or sections of Amendment No. 1 to Form S-1 (the “Form S-1/A”) have been referenced.

Recent Developments. Page 5

1. It appears from the disclosure that Stillwater has the ability to determine whether interest payments will be made in cash or shares of your stock. If so, please be advised that if Stillwater has not yet made its investment decision with regard to the interest payments, it is premature to register the related shares for resale. Please revise your registration statement accordingly.

Response: As disclosed on Pages 6 and 50 of the Form S-1/A, Stillwater will receive all interest payments accrued under the Stillwater Note in cash and therefore, its investment decision has been made.  However, pursuant to the conversion provisions in the Stillwater Note, Stillwater may convert portions of the principal of the Stillwater Note plus any accrued and unpaid interest into shares of Company’s common stock at the conversion price.

2. Please clarify the context of the March 2007 transaction. For example, was the investor obligated to make this investment based on the expiration of prior warrants?  What was the nature of the “certain closing conditions” that were amended?  How were the conversion and exercise prices selected?

Response: As disclosed on Pages 6 and 54 of the Form S-1/A, Stillwater and the Company entered into a Note Purchase Agreement (“Stillwater Agreement”), dated July 21, 2006 pursuant to which Stillwater was bound to purchase a 6% secured convertible note in the principal amount of $500,000 (the “Stillwater Note”), together with a warrant to purchase 70% of the number of shares issuable upon conversion of the Stillwater Note (the “Stillwater Warrant”) so long as the conditions to closing as set forth in the Stillwater Agreement were satisfied by the Company..  Prior to Stillwater’s obligation to purchase the Stillwater Note and Stillwater Warrant, the Company received notice from the American Stock Exchange (“AMEX”) that it was no longer in compliance with their listing requirements, and the Company was subsequently de-listed in March of 2007. Since compliance with the AMEX listing requirements was a condition of closing in the Stillwater Agreement, Stillwater was no longer obligated to purchase the Stillwater Note and Stillwater Warrant.

On March 28, 2007 the Company and Stillwater amended the Stillwater Agreement (the “Amendment”).  Pursuant to the Amendment, the parties agreed that, among other things, there would be a new closing date for the purchase of the note, amended certain closing conditions, as disclosed on Page 6 of the Form S-1/A, and determined that the conversion price of the Stillwater Notes would be $.35 per share subject to adjustment as provided in the Stillwater Agreement, and the exercise price of the Stillwater Warrant would be $.48 per share.  The closing for the sale of the Stillwater Note and Stillwater Warrant was completed on April 9, 2007 and the Company issued Stillwater the Stillwater Note in the principal amount of $500,000 and the Stillwater Warrant to purchase 1,000,000 shares of the Company’s common stock at an exercise price of $.48 per share.

The conversion price was determined based on the closing price of the Company’s common stock for the five trading days prior to the date the agreement was executed, as discussed in more detail on Page 54 of the Form S-1/A.  The number of warrant shares was set at 70% of the shares underlying the notes and the exercise price was set at 137% of the conversion price of the Stillwater Note, resulting in an exercise price of $.48 per share, so that the revised Stillwater Warrant had the same premium over the conversion price as in the Stillwater Agreement.

3. Generally it is inconsistent with section 5 of the Securities Act to renegotiate the terms of a private placement after the related securities are the subject of a resale registration statement. Given that in August 2006 it appears that you previously registered for resale shares issuable upon conversion of the notes and upon exercise of the warrants related to the July 2006 private placement, please tell us how the July 23, 2007 Amendment Agreements related to the July 2006 private placement are consistent with section 5.

Response: For the reasons set forth below, we respectfully submit that the securities activities leading up to, and the execution of, the Amendment Agreements are not inconsistent with Section 5 of the Securities Act.

Section 5 requires that an offering or sale of securities be either (i) registered, or (ii) that an applicable exemption from registration be available with respect to such offering.

While the Issuer and the Noteholders did, in fact, enter into an Amendment Agreement in July 2007 with respect to the securities that had been sold in the July 2006 private placement offering, we do not believe that the negotiation and/or execution of the Amendment Agreement constituted an offering or sale of securities.  The amendments to the prior agreements were consistent with the fact that the offering had come to rest in that they dealt with the Company’s performance of its obligations under the agreement and the determination of the Investors that certain breaches and/or potential breaches of the existing agreement could be waived under specified conditions.  It would be anomalous if each time an investor agreed to waive a breach it was treated as effectively changing an offering from an offering that had come to rest to one which was an incomplete offering.  While it is unfortunate that Issuers cannot always comply with covenants, the failure to be in compliance should not impair the ability of the Investors to negotiate a resolution acceptable to all parties without withdrawing the registration statement. To require otherwise would subject the issuer to incur the costs and expense of withdrawing a registration statement for what may be relatively minor changes to the transaction documents.    It should be sufficient that the revised terms are reflected in the Company’s periodic and other required filings with the Commission (or, as discussed below, at most in a Supplement to the Prospectus).

However, if the Staff takes the position that such activities constituted an offering or sale of securities, then, and in such case, we would nevertheless maintain that such activities fall within the exemption from registration afforded by Sections 3(a)(9), 4(2), 4(6) and/or Rule 506 of Regulation D under the Securities Act for the following reasons:

•	There was a pre-existing relationship between the Issuer and each of the Noteholders;
•	Each of the Noteholders was, and continues to be, an “Accredited” investor;
•	No general solicitation was conducted by the Issuer;
•	No additional consideration was paid by the Investors to the Issuer;
•
Other than the reduction of the exercise price of the Warrants and the conversion price of the Notes, the Noteholder still have substantially the same securities (and while a provision was added that allows the Noteholders to potentially convert the Notes to Preferred Stock which in turn can be converted to common Stock of the Issuer, such Preferred Stock, by its terms, is substantially the same as the Notes) ;

•
Such activities are, in essence, no different that the Securities Activities that are set forth in, and permitted by, the provisions of the Commission’s recent proposed Rule Release regarding Rule 144, which enunciate present policy that, in effect, the change of a non-convertible security into a convertible security or a change in the conversion terms does not effect the holding period as long as no additional consideration is provided by the Investor.

We believe that it is also important to note that the Registration Statement that was filed in August 2006 covering the resale of the securities sold in the July 2006 offering was a Registration Statement on Form S-3. Such Form, by its terms continues to remain effective and incorporates all future information filed by the Issuer with the Commission in its periodic and other reports that are filed. To this end, the Company filed a Current Report on Form 8-K with the Commission to report this transaction.  As such, we believe that no additional filing was necessary with respect to such Registration Statement for the Selling Shareholder named therein to continue to rely on the Prospectus contained in such Registration Statement for resales of the securities registered therein (up to the applicable maximum amount of securities registered). Further, we do acknowledge that with respect to all additional securities that result from the adjustment provisions contained in the Secured Convertible Notes as a result of the reduction of the conversion price of the Notes, the Issuer is required to file, and has filed, a new Registration Statement on Form S-1 with the Commission on August 30, 2007 (SEC File No. 333-136748).

As we have stated, we do not believe that the negotiation and/or execution of the Amendment Agreement constituted an offering that in violation of Section 5 of the Securities Act or that requires any additional filing with respect to the August 2006 Registration Statement (other than the periodic and other reports that have already been filed by the Issuer). Nevertheless, to the extent that the Staff of the Commission takes the view that some additional filing is necessary with respect to the August 2006 Registration Statement as a result of the execution of the Amendment Agreement, we would respectfully submit that all that should be required is a Supplement to the Prospectus. We believe that this is consistent with the SEC Staff Telephone Interpretation No. 60 (July 1997 Manual “Securities Act Sections”), which states as follows:

“60.           ** Section 5; Section 2(a)(3) **

An issuer may extend the exercise period for warrants and/or reduce the warrant exercise price through the issuance of appropriate Rule 424(b) prospectus sticker supplement prior to the initial expiration date of the warrants. The issuer may not permit the exercise of such modified warrants, however, unless a current prospectus under Section 10(a)(3) with respect to the shares underlying the warrants is delivered.”

Finally, based upon the comment issued, and our conversations with the Staff of the Commission, it appears that the Staff of the Commission thinks that the Issuer should have withdrawn the August 2006 Registration Statement prior to engaging in discussions with or entering into the Amendment Agreement. While this may be the position that the Staff of the Commission is taking, we firmly believe that this is neither a practical nor workable solution for several reasons:

•
The Issuer would be subjecting itself to additional damages that arise pursuant to the Notes and related documents that arise by virtue of failing to maintain on file with the Commission a current and effective Registration Statement covering the resale of the shares underlying the investment made by the investors;

•
This, in turn, would also create a default under the Notes, which would essentially result in the Issuer being insolvent and potentially cause the Issue to have to cease or terminate its operations, all of which would potentially result in a total loss of investment by all of the Issuer’s shareholders (while the Noteholders would proceed to recover whatever remains by virtue of seizing and/or disposing of the assets of the Company that serve as the collateral for their investment) and

•	As stated, above, the Issuer would incur costs and expense to withdraw the registration statement for changes that may not be material.

Such position would seem contrary to public policy as it would result in the Commission adopting a policy or position that interferes with the free market and market conditions.

While we have, in the past, received comments from, and had discussions with, the Staff of the Commission regarding the inability of an issuer to renegotiate the terms of a private placement after the related securities have been issued and sold to an investor, such comments were always received and discussed in connection with what the Staff, in its opinion, had considered to be an offering that had not yet “come to rest.” That is, an offering that, for whatever reason, was not yet completed and with respect to which all of the consideration had not been paid and/or delivered by the investor(s) to the Issuer, which is not the case in this situation. In such prior cases we have had the Issuer withdraw its pending registration statement prior to negotiating with its investors so as to restructure the offering in a manner that is consistent with the Staff’s position regarding coming to rest, and then (and only after such negotiation and new or amended agreements are in place) have we had any such issuer refile a Registration Statement. This, however, is not the case with this situation. Rather, the August 2006 Registration Statement related to a private placement offering that was completed in July 2006 with respect to which all of the consideration had been paid and/or delivered by the investor(s) to the Issuer in July 2006, and therefore the transaction had come to rest.

Security Ownership, of Certain Beneficial Owners and Management. page 42:

4. Please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares held in the name of an entity. From your revised disclosure, it should be clear why Stillwater does not include in its beneficial ownership the shares held in the name of Ginola given the last sentence of footnote (3).

Response: The directors of Ginola Limited exercise the voting power with respect to the shares held in the name of Ginola Limited. The Company has amended its disclosure in the registration statement accordingly.

Selling Stockholders, page 46:

5. Please reconcile the disclosure on page 46 about 6,767,148 shares beneficially owned prior to the offering with the reference on page 42 to 4,052,041 shares.

Response: The amounts represented on pages 46 and 42 were inaccurate. Per the table below, the correct amount beneficially owned is 3,241,029. The Company has amended its disclosure in the registration statement accordingly.

Description	Shares	Warrants	Convertible	Total
			Debt
Prior to Note	760,682	51,776		812,458

Note Transaction		1,000,000	1,428,571	2,428,571

Stillwater Ownership	760,682	1,051,776	1,428,571	3,241,029

Rainbow Gate	262,842	272,749	269,231	804,822

Consolidated	1,023,524	1,324,525	1,697,802	4,045,851

6. Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the convertible notes that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible notes).

Response: Per your comment, the Company has amended its disclosure by providing a footnote 4 to the selling stockholder table which discloses the total number of shares underlying notes amounted to 1,428,571 shares. This figure was derived by dividing the note amount, $500,000, by $0.35, the conversion price. The market price on March 28, 2007 was $0.46 per share, and the value of shares underlying notes was $657,142.66.

7. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to the selling stockholder, any affiliate of the selling stockholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to “finders’ or “placement agents,” and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible notes in this disclosure.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the convertible notes and the total possible payments to the selling stockholder and its affiliates in the first year following the sale of convertible notes.

Response: The Company has provided the above-requested disclosure on page 50 of the registration statement in the section titled “Additional Disclosure.”

8. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

• the total possible profit the selling stockholder could realize as a result of the conversion discount for the securities underlying the convertible note, presented in a table with the following information disclosed separately [in this comment, the reference to “securities underlying the convertible note” means the securities underlying the note that may be received by the persons identified as the selling stockholder:

• the market price per share of the securities underlying the convertible note on the date of the sale of the convertible note;

• the conversion price per share of the underlying securities on the date of the sale of the convertible note, calculated as follows:

- if the conversion price per share is set at a fixed price, use the price per share established in the convertible note; and

- if the conversion price per share is not set at a fixed price and, instead, it is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the s de of the convertible note and determine the conversion price per share as of that date;

• the total possible shares underlying the convertible note (assuming no interest payments and complete conversion throughout the term of the note);

• the combined market price of the total number of shares underlying the convertible note, calculated by using the market price per share on the date of the sale of the convertible note and the total possible shares underlying the convertible note;

• the total possible shares the selling stockholder may receive and the combine conversion price of the total number of shares underlying the convertible note calculated by using the conversion price on the date of the sale of the convertible note am d the total possible number of shares the selling stockholder may receive; and

• the total possible discount to the market price as of the date of the sale of the convertible note, calculated by subtracting the total conversion price on the date of the sale of the convertible note from the combined market price of the total number of share; underlying the convertible note on that date.

If there are provisions in the convertible note that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

Response: The Company has provided the above-requested disclosure on page 51 of the registration statement in the section titled “Additional Disclosure.”

9. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

• the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling stockholder or any affiliates of the selling stockholder presented in a table with the following information disclosed separately:

• market price per share of the underlying securities on the date of the sale of that other security;

• the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

- if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

- if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine  the conversion price per share as of that date;

• the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

• the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

• the total possible shares to be received and the combined conversion price of the total number of shares underlying the other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

• the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

Response: The Company has provided the above-requested disclosure on page 52 of the registration statement in the section titled “Additional Disclosure.”

10. Please provide us. with a view toward disclosure in the prospectus, with tabular disclosure of:

• the gross proceeds paid or payable to the issuer in the convertible note transaction;

• all payments that have been made or that may be required to be made by the issuer that are disclosed in response to comment seven;

• the resulting net proceeds to the issuer; and

• the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes and any other warrants, options, notes, or other securities of the issuer that are held by the selling stockholder or any affiliates of the selling stockholder that is disclosed in response to comment at eight and comment nine.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure — as a percentage — of the total amount of all possible payments as disclosed in response to comment seven and the total possible discount to the market price of the shares underlying the convertible note as disclosed in response to comment eight divided by the net proceeds to the issuer from the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the term of the convertible notes.

Response: The Company has provided the above-requested disclosure on page 52 of the registration statement in the section titled “Additional Disclosure.”

11. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling stockholder, any affiliates of the selling stockholder, or any person with whom the selling stockholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

• the date of the transaction;

• the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

• the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling stockholder, affiliates of the company, or affiliates of the selling stockholder;

• the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

• the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued or issuable in connection with the applicable transaction and dividing that number by the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling stockholder, affiliates of the company, or affiliates of the selling stockholder;

• the market price per share of the class of securities subject to the transaction immediately prior to the transaction; and

• the current market price per share of the class of securities subject to the transaction.

Response: The Company has provided the above-requested disclosure on page 53 of the registration statement in the section titled “Additional Disclosure.”

12. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

• the number of shares outstanding prior to the convertible note transaction that are held by persons other than the selling stockholder, affiliates of the company, rid affiliates of the selling stockholder;

• the number of shares registered for resale by the selling stockholder or affiliates of the selling stockholder in prior registration statements;

• the number of shares registered for resale by the selling stockholder or affiliates of the selling stockholder that continue to be held by the selling stockholder or affiliates of the selling stockholder;

• the number of shares that have been sold in registered resale transactions by the selling stockholder or affiliates of the selling stockholder; and

• the number of shares registered for resale on behalf of the selling stockholder or affiliates of the selling stockholder in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

Response: The Company has provided the above-requested disclosure on page 54 of the registration statement in the section titled “Additional Disclosure.”

13. Please provide us, with a view toward disclosure in the prospectus, with the following information:

• whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

• whether - based on information obtained from the selling stockholder - the Selling stockholder has an existing short position in the company’s common stock and, if the selling stockholder has an existing short position in the company’s stock, the following additional information:

- the date on which the selling stockholder entered into that short position; and

- the relationship of the date on which the selling stockholder entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement (e.g. before or after the announcement f the convertible note transaction, before the filing or after the filing of the registration statement, etc.).

Response:

With respect to the first part of the comment, the Company intends and believes that it has the financial ability to make all payments on the $500,000 of overlying securities. The Company has provided the above-requested disclosure on page 54 of the registration statement in the section titled “Additional Disclosure.”

With respect to the second part of the comment, the Company is not currently aware of any short positions held by the selling shareholder.

14. Please provide us, with a view toward disclosure in the prospectus, with the following information:

-a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling stockholder, any affiliates of the selling stockholder, or any person with whom the selling stockholder has a contractual relationship regarding the transaction (or any predecessors of those persons) - the information provided should include, in reasonable detail, a complete descript on of the rights and obligations of the parties in connection with the sale of the convertible notes; and

-copies of all agreements between the issuer (or any of its predecessors) and the selling stockholder, any affiliates of the selling stockholder, or any person with whom the selling stockholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement. Please provide us with confirmation of your view in this regard.

Response: With respect to a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling stockholder, or any its affiliates, please note that the selling stockholder is merely an investor in the issuer.  Accordingly, no other arrangements exist between the parties that would require further performance in the future between them.

Additionally, with respect to the second part of this comment, the only agreements pertaining to the convertible notes are those filed in accordance with this registration statement.

It is the Company’s view that the above stated description of the relationships and arrangements between and among these parties already is presented in the prospectus and that all agreements between and/or among these parties are included as exhibits to the registration statement

The Company has provided the above-requested disclosure on page 54 of the registration statement in the section titled “Additional Disclosure.”

15. Please provide us with a view to disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement.

Response: The conversion price was based on average of the closing price of our stock on the five trading days prior to the March 28, 2007 agreement.  Those prices were $.40, $.34, $.33, $.33 and $.34, respectively, or an average of $.35 per share. The $500,000 note converts into 1,428,571 shares of common stock at $.35 per share. The number of warrants issued was established at 70% of the underlying conversion shares. The notes allow the investor at the time of conversion to also convert any outstanding interest into shares of common stock.  Interest is paid quarterly therefore the maximum outstanding interest would be three months interest on $500,000 or at 6% per annum $7,500.  This interest could be converted into 21,429 shares of common stock at the $.35 conversion price.

Shares underlying conversion rights	1,428,571
Shares underlying warrants	1,000,000
Shares underlying interest conversion	21,429
Total shares to register	2,450,000

16. Please disclose the natural person or persons who exercise the sole or shared voting and or dispositive powers with respect to the shares to be offered by Stillwater.

Response: We have disclosed on page 45 that Mortimer D.A. Sackler exercises the sole voting power with respect to the shares held in the name of Stillwater.

17. Please tell us whether Stillwater is a broker-dealer or an affiliate of a broker-dealer. A selling stockholder who is a broker-dealer must be identified in the prospectus as an underwriter. In addition, a selling stockholder who is an affiliate of a broker-dealer must be identified in the prospectus as an underwriter unless that selling stockholder is able to make the following representations in the prospectus: -

• The selling stockholder purchased the shares being registered for resale in its ordinary course of business, and

• At the time of the purchase, the selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Please revise as appropriate.

Response: The Company has been informed that Stillwater is not a broker-dealer, nor are they an affiliate of a broker-dealer.

Undertakings

18. Please include the undertakings required by Item 512(a)(5)(ii) and Item 512(a)(6) Regulation S-K.

Response: The Company has revised its disclosure in Item 17 of the registration statement and has provided for the undertakings as required by Item 512(a)(5) and Item 512(a)(6) Regulation S-K.

Exhibits

19. Please expand the exhibit index to include the agreements filed as exhibits to the form 8- K/A filed on April 26, 2007.

Response: The Company has expanded its exhibit index to include the agreements filed as exhibits to the form 8- K/A filed on April 26, 2007.

20. Please file complete agreements. For example, we note that many annexes were not filed with exhibit 10-7 of the Form 8-K filed on July 25, 2006.

Response: Per your request, the Company has filed complete agreements, including all annexes to exhibit 10-7 of the Form 8-K filed on July 25, 2006.

If you or others have any questions or would like additional information, please contact the undersigned at 212-930-9700.

Very truly yours,

By:	/s/ Richard A. Friedman